April 1, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mark Kronforst, Accounting Branch Chief

Re:  Unisys Corporation
         Form 8-K Filed March 20, 2008
         File No. 001-08729

Dear Mr. Kronforst:

On behalf of Unisys Corporation (the "Company"), set forth below is the Company's response to the comment contained in the Commission's letter of March 26, 2008 regarding the above referenced filing. For your convenience, we have repeated the comment and have followed it with the Company's response.

Comment:
Form 8-K Filed March 20, 2008

General

1. We have read the disclosures contained in the Exhibit 16 letter. Confirm to us that you consulted with representatives of KPMG to discuss revenue recognition matters. In addition, tell us who participated in these meetings and describe the content of the discussions.

Response:

As set forth in the Form 8-K, the Company did not, nor did anyone on its behalf, consult KPMG during the Company's two most recent fiscal years or any subsequent interim period prior to the Company's engagement of that firm regarding the application of accounting principles to a specified transaction (completed or proposed), the type of audit opinion that might be rendered on the Company's financial statements, any matter being the subject of disagreement or "reportable event" or any other matter as defined in Regulation S-K, Item 304
(a)(1)(iv) or (a)(1)(v).

The Company did meet with KPMG on two occasions to discuss revenue recognition issues impacting the technology industry, how these issues were affecting other KPMG clients and KPMG's views on future trends in accounting for complex revenue recognition transactions. The discussions were generic in nature, and at no time was there reference to specific completed or proposed Unisys transactions. It was understood by all parties present at both meetings that there was to be no discussion of either completed or proposed Unisys transactions. This was stated at the outset of both meetings by both the Company and KPMG and was adhered to during both meetings.

The first meeting took place on September 5, 2007. Unisys participants were Joseph Munnelly, Vice President and Corporate Controller, and Roger Gaspar, Director of Accounting. KPMG participants were John V. McKee, Terence J. Connors and Matthew Doyle, each of whom is a partner in the Philadelphia office of KPMG, and Glen Davison and Tamara Mathis, each of whom is a partner in KPMG's Department of Professional Practice. This meeting was to provide KPMG personnel with some insight into the Unisys business offerings and to develop discussion topics for the second meeting, and to allow KPMG to share perspectives on current developments and trends in revenue recognition with respect to the technology industry. At no time were specific proposed or completed Unisys transactions discussed.


The second meeting took place on October 2, 2007. Unisys participants were Joseph McGrath, President and Chief Executive Officer, Janet Haugen, Senior
Vice President and Chief Financial Officer, and William Reinheimer, Assistant Controller. KPMG participants were Mr. McKee, Mr. Doyle, Mr. Davison, Ms. Mathis and Philmer H. Rohrbaugh, Vice Chair Industries. At the second meeting, the participants discussed general technology industry revenue recognition concepts. Additionally, the participants discussed the general nature of current developments in technology industry revenue recognition including a discussion of possible areas where there might (or might not be) future rulemaking
activities.   At no time were specific completed or proposed Unisys transactions discussed.

As part of KPMG's client acceptance process, it evaluated whether any consultations with the Company had occurred over the past two years. The Company has been advised by KPMG that, based on its evaluation, KPMG has concluded that the meetings described above did not constitute consultation and that, based on the nature of the discussions; KPMG does not believe the meetings had any elements of a consultation.

                                     ***

The Company acknowledges that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the above is responsive to the Staff's comment.


Very truly yours,

UNISYS CORPORATION



Janet Brutschea Haugen
Senior Vice President and Chief Financial Officer

cc:   Marc Thomas